Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 9, 2013

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on November 15, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 88 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the Nuance Mid Cap Value Fund (the “Fund”).  PEA No. 88 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on September 24, 2013, and is scheduled to become effective on December 9, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	Within the Fee Table, please state that the Fund’s Acquired Fund Fees and Expenses are based on estimates for the current fiscal year.

The Fund has estimated its acquired fund fees and expenses for its first year of operations as required by Instruction 3(f) of Item 3 of Form N-1A.  Because the Fund does not expect to have Acquired Fund Fees and Expenses that exceed 0.01% of its average net assets, the Fund has included these fees and expenses under the subcaption “Other Expenses.”

2.	Within the Fee Table, please consider revising footnote 1 to make it clearer to shareholders when the Fund’s Contingent Deferred Sales Charge is applicable.

The Trust responds by revising its disclosure accordingly:

No sales charge is payable at the time of purchase, although on investments of $1 million or more, the Fund may impose a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on certain redemptions of those investments made within 12 months of the purchase.  If imposed, the CDSC applies to redemptions made within 12 months of purchase and will be assessed on an amount equal to the lesser of the initial value of the shares redeemed and the value of shares redeemed at the time of redemption.

3.
Within the Principal Investment Strategies section, please confirm supplementally the date that the capitalization range of the Russell Midcap® Index will be provided and the basis for the selection of that date.

The Trust confirms that the Fund will use October 31, 2013 for its market capitalization range disclosure. The Trust selected that date because it is the most recently available month-end prior to the effective date of the Fund.

4.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

5.	Within the Portfolio Holdings section, please confirm whether a description of the Fund’s portfolio holdings policies and procedures are or will be available on the Fund’s website.

The Trust confirms supplementally that such disclosure will not be separately available on the Fund’s website.

Management of the Fund

6.	Within the Investment Adviser section, please consider whether including disclosure related to the Adviser’s prior experience managing mutual funds would be of value to shareholders.

The Trust believes that shareholders would find the Adviser’s experience managing other investment companies valuable and has revised its disclosure accordingly.

7.	Within the Similarly Managed Account Performance section, please confirm that the performance returns shown are net of all fees and expenses.

The Trust confirms supplementally that the performance returns shown are net of brokerage commissions and execution costs and all fees and expenses payable to the Adviser.

8.
 Within the Similarly Managed Account Performance section, please remove the “Three Year” return information from the Composite table such that the presentation is consistent with the requirements for fund performance pursuant to Item 4 of Form N-1A.

The Trust responds by making the requested revision.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.